Exhibit 99.2
ORION ENERGY SYSTEMS, INC.
Employee Stock Purchase Plan
Summary of Terms
September 15, 2010

ESPP Summary:
Orion “eligible participants” will be granted a “purchase right” each calendar quarter to purchase directly from Orion up to $20,000 of Orion Common Stock at a purchase price equal to 100% of the closing sale price of Orion’s Common Stock on NYSE-Amex effective on the last trading day of each calendar quarter. The first offering period will begin on September 15, 2010, with purchases made on September 30, 2010.

Eligible Participants:
All full-time employees of Orion or any subsidiary (32 or more hours per week), including Section 16 officers, who have been employed full time by Orion for at least 60 days. Participants may only purchase shares for their individual account in their own name (i.e., no 401(k) plan, IRAs, trusts, family members, etc.)

Payment for Shares:
Eligible participants may pay for their shares in cash, through after-tax payroll deductions or, if they are not Section 16 officers, by borrowing the purchase price under the Company Loan Program, as described below. Participants may also pay any accrued interest and/or outstanding principal amounts under their Company loans through after-tax payroll deductions. Participants will be required to select one payment option and not a combination of payment options. No brokerage commissions or other fees will be charged to participants for their purchase of shares under the ESPP.

Company Loan Program:
Participants, if they are not Section 16 officers, will be eligible to borrow from Orion up to 100% of the purchase price of their shares purchased under this ESPP, provided that an employee may not borrow more per year from Orion than 20% of their gross annual compensation from Orion for the preceding calendar year (or, for newly hired employees, 20% of their scheduled current annual base pay) and no more than $250,000 in total outstanding at any one time. An aggregate limit on the amount of Company loans to all participants may also be imposed. The loans (including all accrued interest) will be due and repayable in full upon the earlier of (i) the employee’s sale of any shares purchased under the ESPP; (ii) the employee’s departure from Orion’s employment for any reason; (iii) the date immediately prior to the employee becoming an executive officer subject to Section 16; (iv) the 10th anniversary of issuance; or (v) upon the employee’s bankruptcy or insolvency. Interest will be charged at the applicable 10-year loan IRS interest rate and will be payable on each December 31 and/or upon any principal repayment. The current IRS rate as of September 2010 is 3.66%. The loans will be secured by a pledge of any and all Orion shares purchased by the participant under the ESPP, but will otherwise also be fully recourse against the employee, and any and all compensation payable by Orion to the employee will be subject to offset and reduction, if necessary, to repay such loans (including any unpaid accrued interest thereon) upon any employment termination. Unpaid annual interest payments will be subject to offset against compensation payable by Orion to such employee.

Sale of Shares:
The shares purchased by participants under the ESPP will be freely saleable, subject to any applicable loan repayment obligations, insider trading prohibitions and, for Section 16 officers, Section 16 and Rule 144 requirements. All sales must be effected through Wells Fargo Shareholder Services. Upon receipt of the proper Stock Sale Authorization Form and Transaction Request Instructions, Wells Fargo will execute the market sale of the participant’s shares as soon as possible at prices then prevailing in the stock market. Wells Fargo will not guarantee any specific sale price or accept specific limit orders. Wells Fargo will charge the selling participant a sales commission or fee for such stock sale. A check for the net sale proceeds will be delivered by Wells Fargo to the Company to ensure that the selling participant repays any outstanding participant loan amount and otherwise for remittance to the selling participant.

Tax Effect to Participants:
No taxable event will occur to participants upon the grant or exercise of a purchase right under the ESPP because the shares will be purchased at fair market value. When the participant ultimately sells the shares, any gain or loss will be capital in nature. If the participant holds his or her shares for at least one year after purchase, his or her gain or loss will be long-term.

Book Entry Only Issuance:	Shares will be issued to purchasing eligible participants in book entry form only, coordinated by Wells Fargo Shareholder Services.

Nontransferability of Rights:	The ESPP stock purchase rights are not transferable by the eligible participant.

Total ESPP Shares:	2,500,000 (subject to anti-dilution adjustment upon subsequent stock splits and stock dividends, etc.).

Administrators:	Wells Fargo Shareholder Services and Orion’s Senior Vice President — Human Resources (or other executive officer specified by the Board’s Compensation Committee).